QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2018, 2017 AND 2016

(Expressed in Canadian Dollars, unless otherwise stated)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Quartz Mountain Resources Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Quartz Mountain Resources Ltd. (the “Entity”), which comprise the consolidated statements of financial position as of July 31, 2018 and 2017, the consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ deficiency, and cash flows for the years ended July 31, 2018, 2017, and 2016 and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the consolidated financial statements).

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Entity as at July 31, 2018 and 2017 and its financial performance and its cash flows for the years ended July 31, 2018, 2017 and 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which describes conditions and matters that indicate a material uncertainty exists that casts substantial doubt on the Entity’s ability to continue as a going concern.

Basis for Opinion

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Entity in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. The Entity is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served at the Entity’s auditor since 1999.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

October 10, 2018

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

	Note	July 31, 2018	July 31, 2017

Assets

Current assets
Cash		$67,205	$225,910
Amounts receivable and other assets	3	7,828	6,242
		75,033	232,152

Non-current assets
Mineral property interests	4	1	1

Total assets		$75,034	$232,153

Liabilities and Shareholders’ Deficiency

Current liabilities
Amounts payable and other liabilities	6	$–	$1,323
Due to a related party	8	2,916,973	3,297,165
Total liabilities		2,916,973	3,298,488

Shareholders’ deficiency
Share capital	5(a)	26,548,981	26,090,118
Reserves		592,011	592,011
Accumulated deficit		(29,982,931)	(29,748,464)
Total shareholders’ deficiency		(2,841,939)	(3,066,335)

Total liabilities and shareholders’ deficiency		$75,034	$232,153

Nature and continuance of operations (note 1)

The accompanying notes are an integral part of these consolidated financial statements.

/s/ Robert Dickinson	/s/ Leonie Tomlinson
Robert Dickinson	Leonie Tomlinson
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(Expressed in Canadian Dollars)

		For the year ended July 31,
	Note	2018	2017	2016
Expenses
Exploration and evaluation		$–	$700	$470
Assays and analysis		–	180	170
Geological		–	520	–
Sustainability		–	–	300

General and administration		236,319	200,381	322,135
Insurance		46,282	39,534	44,075
IT Services		12,000	12,000	22,000
Legal, accounting and audit		20,400	24,778	28,421
Office and miscellaneous		16,148	1,191	619
Property investigation		24,117	–	–
Regulatory, trust and filing		39,628	29,410	34,038
Salaries and benefits	8	71,458	89,762	189,021
Shareholder communications		6,286	3,706	3,961

Operating expenses		(236,319)	(201,081)	(322,605)

Other items
Impairment of mineral property interest	4	–	–	(1)
Interest income		2,338	2,112	2,971
Interest expense		–	–	(17,385)
Foreign exchange loss		(486)	(984)	(2,076)
Gain on settlement of debenture	7	–	–	431,645
Income (loss) and comprehensive income (loss) for the year		$(234,467)	$(199,953)	$92,549

Basic and diluted income (loss) per common share		$(0.07)	$(0.07)	$0.03

Weighted average number of common shares outstanding
(basic and dilutive)		3,347,137	2,929,989	2,807,797

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY

(Expressed in Canadian Dollars)

	Share Capital		Reserves
	Number of shares	Amount	Equity-settled share-based payments	Accumulated deficit	Total shareholders’ deficiency

Balance at August 1, 2015	2,729,989	$26,050,118	$592,011	$(29,641,060)	$(2,998,931)
Income for the year	–	–	–	92,549	92,549
Common shares issued for debenture settlement	200,000	40,000	–	–	40,000
Balance at July 31, 2016	2,929,989	$26,090,118	$592,011	$(29,548,511)	$(2,866,382)

Balance at August 1, 2016	2,929,989	$26,090,118	$592,011	$(29,548,511)	$(2,866,382)
Loss for the year	–	–	–	(199,953)	(199,953)
Balance at July 31, 2017	2,929,989	$26,090,118	$592,011	$(29,748,464)	$(3,066,335)

Balance at August 1, 2017	2,929,989	$26,090,118	$592,011	$(29,748,464)	$(3,066,335)
Shares issued pursuant to private placement (note 5(a))	417,148	458,863	–	–	458,863
Loss for the year	–	–	–	(234,467)	(234,467)
Balance at July 31, 2018	3,347,137	$26,548,981	$592,011	$(29,982,931)	$(2,841,939)

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

		For the year ended July 31,
	Note	2018	2017	2016
Operating activities
Income (loss) for the year		$(234,467)	$(199,953)	$92,549
Adjusted for:
Impairment of mineral property interest		–	–	1
Interest income		(2,338)	(2,112)	(2,971)
Interest expense		–	–	17,385
Gain on settlement of debenture		–	–	(431,645)

Changes in working capital items:
Amounts receivable and other assets		(1,586)	527	9,650
Amounts payable and other liabilities		(1,323)	216	2
Due to a related party		(380,192)	118,722	205,167
Net cash used in operating activities		(619,906)	(82,600)	(109,862)

Investing activities
Interest received		2,338	2,112	2,971
Net cash provided by investing activities		2,338	2,112	2,971

Financing activities
Proceeds from private placement	5(a)	458,863	–	–
Principal payment on convertible debenture		–	–	(28,355)
Interest paid on convertible debenture		–	–	(20,342)
Net cash provided by (used in) financing activities		458,863	–	(48,697)

Decrease in cash		(158,705)	(80,488)	(155,588)
Cash, beginning of the year		225,910	306,398	461,986
Cash, end of the year		$67,205	$225,910	$306,398

Supplementary cash flow information:
Non-cash investing and financing activities:
Settlement of debenture paid through issuance of shares		$–	$–	$40,000

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2018, 2017 AND 2016 (Expressed in Canadian Dollars, unless otherwise stated)

1.	Nature and Continuance of Operations

Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”) is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company’s corporate office is located at 1040 West Georgia Street, 15th Floor, Vancouver, British Columbia, Canada. The Company most recently focused on acquiring mineral prospects for exploration in British Columbia. The Company is investigating new, potential opportunities. During the year ended July 31, 2018, the Company consolidated its share capital on a ten-to-one basis. These consolidated financial statements reflect the share consolidation; all common shares have been retroactively restated.

These consolidated financial statements (the “Financial Statements”) of the Company as at and for the year ended July 31, 2018 include Quartz Mountain Resources Ltd. and its subsidiaries (together referred to as the “Company”). Quartz Mountain Resources Ltd. is the ultimate parent entity of the group.

These Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. As at July 31, 2018, the Company had cash of $67,205, a working capital deficit, and negative net assets. The Company’s continuing operations are dependent upon new projects, the ability of the Company to obtain the necessary financing to complete development of these new projects, the ability to obtain the necessary permits to mine new projects and the future profitable production of any mine. These material uncertainties raise substantial doubt on the ability of the Company to continue as a going concern.

Substantially all of the Company’s liabilities at July 31, 2018 were payable to Hunter Dickinson Services Inc. (“HDSI”), a related party with whom the Company has reached a debt settlement agreement (note 8(b)).

Additional debt or equity financing will be required to fund acquisition of mineral property interests. There can be no assurance that the Company will be able to obtain additional financial resources or achieve positive cash flows. If the Company is unable to obtain adequate additional financing, it will need to curtail its expenditures further, until additional funds can be raised through financing activities.

These Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

2.	Significant Accounting Policies

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the International Financial Reporting Interpretations Committee (“IFRIC”) effective for the Company’s fiscal year ended July 31, 2018.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2018, 2017 AND 2016 (Expressed in Canadian Dollars, unless otherwise stated)

The Company’s Board of Directors authorized issuance of these Financial Statements on October 10, 2018.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments measured at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)	Significant accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The impact of such estimates is pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that management believes are reasonable under the circumstances. Changes in the subjective inputs and assumptions can materially affect fair value estimates.

Specific areas where significant estimates or judgements exist are:

Sources of estimation uncertainty:

●	Provisions for income taxes are an estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of each reporting period. However, it is possible that at some future date a change in tax liabilities or taxes recoverable could result from audits by taxation authorities. Where the outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

Critical accounting judgments:

●	Assessment of the Company’s ability to continue as a going concern;

(d)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and the subsidiaries that it controls. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2018, 2017 AND 2016 (Expressed in Canadian Dollars, unless otherwise stated)

Intercompany balances and transactions, including any unrealized income and expenses arising from intercompany transactions, are eliminated upon consolidation.

At July 31, 2018, and July 31, 2017, the Company held a 100% interest in QZMG Resources Ltd., a company that holds a 100% interest in Wavecrest Resources Inc.

(e)	Foreign currency

The functional and presentation currency of the Company and its subsidiaries as at July 31, 2018, is the Canadian dollar.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the period end date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated. Gains and losses arising on translation are included in profit or loss for the period.

(f)	Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories as follows:

Fair value through profit or loss - This category comprises derivatives and financial assets acquired principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost using the effective interest method less any provision for impairment.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method less any provision for impairment. If there is objective evidence that the asset is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized in other comprehensive income (loss). Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from accumulated other comprehensive income (loss) and recognized in profit or loss.

All financial assets except those measured at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2018, 2017 AND 2016 (Expressed in Canadian Dollars, unless otherwise stated)

The Company has classified its cash as fair value through profit or loss and amounts receivable as loans and receivables.

Financial liabilities

The Company classifies its financial liabilities into one of two categories as follows:

Fair value through profit or loss - This category comprises derivatives and financial liabilities incurred principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities: This category consists of liabilities carried at amortized cost using the effective interest method.

The Company classified its amounts payable and other liabilities and due to related party balances as other financial liabilities.

Impairment of financial assets:

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include:

●	significant financial difficulty of the issuer or counterparty; or

●	default or delinquency in interest or principal payments; or

●	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as amounts receivable, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2018, 2017 AND 2016 (Expressed in Canadian Dollars, unless otherwise stated)

(g)	Exploration and evaluation expenditures

Exploration and evaluation expenditures are expenditures incurred by the Company in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

Exploration and evaluation expenditures are expensed as incurred, except for initial expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition.

Exploration and evaluation expenditures include the cash consideration and the estimated fair market value of common shares on the date of issue or as otherwise provided under the relevant agreements for exploration costs.

Administrative expenditures related to exploration activities are expensed in the period incurred.

Mineral property interests

Expenditures incurred by the Company in connection with a mineral property after the technical feasibility and commercial viability of extracting a mineral resource are demonstrable are capitalized. Such amounts are then amortized over the estimated life of the property following the commencement of commercial production, or are written off if the property is sold, allowed to lapse or abandoned, or when impairment has been determined to have occurred.

Mineral property interests, if any, are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Mineral property interests attributable to an area of interest are tested for impairment and then reclassified to mineral property and development assets within property, plant and equipment once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable.

Recoverability of the carrying amount of mineral property interests is dependent on successful development and commercial exploitation, or alternatively, a sale of the respective areas of interest.

(h)	Impairment of non-financial assets

At the end of each reporting period the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the greater of (i) fair value less costs to sell, and (ii) value in use. Fair value is estimated as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current assessments of the Company’s cost of capital and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and an impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2018, 2017 AND 2016 (Expressed in Canadian Dollars, unless otherwise stated)

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(i)	Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

(j)	Loss per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods. For the years 2018 and 2017, there was no impact on loss per share from the potentially dilutive securities.

(k)	Share-based payments

Share-based payments to employees and others providing similar services are measured at the fair value of the instruments at the grant date. The fair value determined at the grant date is charged to operations over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. The Company revises the estimate on each reporting date and the effect of the change is recognized in profit or loss.

Share-based payment transactions with other parties are measured at the fair value of the goods or services received, except where the fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

(l)	Rehabilitation provision

An obligation to incur rehabilitation and site restoration costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged against earnings over the life of the operation.

The Company has no material rehabilitation and site restoration costs.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2018, 2017 AND 2016 (Expressed in Canadian Dollars, unless otherwise stated)

(m)	Income taxes

Income tax on profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in shareholders’ deficiency, in which case it is recognized in shareholders’ deficiency.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is calculated by providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The following temporary differences are not provided for:

●	goodwill not deductible for tax purposes;

●	the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and

●	differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(n)	Compound financial instruments

Compound financial instruments issued by the Company include convertible debentures that can be converted into a fixed number of the Company’s common shares at the option of the holder.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component, if any, is recognized initially as the difference between the estimated fair value of the compound financial instrument as a whole and the estimated fair value of the liability component. Directly attributable transaction costs, if material, are allocated to the liability and equity components in proportion to their initial carrying amounts.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2018, 2017 AND 2016 (Expressed in Canadian Dollars, unless otherwise stated)

(o)	Changes in accounting policies and new accounting pronouncements

Accounting standards issued but not yet effective:

Effective for annual periods beginning on or after January 1, 2018:

●	IFRS 9, Financial Instruments

●	IFRS 15, Revenue from Contracts with Customers

Effective for annual periods beginning on or after January 1, 2019:

●	IFRS 16, Leases and revised IAS 17, Leases

●	IFRIC 23, Uncertainty over Income Tax Treatments

The Company has not early adopted these new standards or amendments to existing standards and does not expect the impact of these standards on the Company’s financial statements to be material.

3.	Amounts Receivable and Other Assets

	July 31, 2018	July 31, 2017
Current:
Sales tax receivable	$1,321	$1,191
Prepaid insurance	6,491	5,051
Vendor credit	16	–
Total	$7,828	$6,242

4.	Mineral Property Interests

	July 31, 2018	July 31, 2017
Angel’s Camp royalty	$1	$1
Total	$1	$1

(a)	Angel’s Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel’s Camp property located in Lake County, Oregon.

The royalty is recorded at a nominal amount of $1.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2018, 2017 AND 2016 (Expressed in Canadian Dollars, unless otherwise stated)

(b)	Galaxie Project

In August 2012, Quartz Mountain acquired the Galaxie Project from Finsbury Exploration Ltd. (“Finsbury”), a related party with several directors in common with the Company.

At July 31, 2015, due to uncertainty in the capital markets prevailing at the time, the Company wrote down its mineral property interest in the Galaxie Project by $891,626 to a nominal value of $1.

During the year ended July 31, 2016, pursuant to a debt settlement agreement (note 7), the Company transferred its mineral property interest in the Gnat Property to Bearclaw Capital Corp, a private company from which the Company acquired the Gnat Property in exchange for, among other considerations, its convertible debenture. The Company let all other mineral claims in the Galaxie Project lapse and the nominal value of $1 was written off during the year ended July 31, 2016.

(c)	ZNT Project

At July 31, 2016, the Company held a 100% interest in the ZNT property located in central British Columbia, near the town of Smithers, British Columbia. The property was staked by Quartz Mountain in 2012.

During the year ended July 31, 2017, the Company let all other mineral claims in the ZNT Project lapse.

5.	Capital and Reserves

(a)	Authorized share capital

At July 31, 2018, the authorized share capital of the Company comprised an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

No preferred shares have been issued to date. All issued common shares are fully paid.

On December 27, 2017, the Company completed a private placement and issued 417,148 common shares at a price of $1.10 for gross proceeds of $458,863.

(b)	Equity-settled share-based payments

The Company has a share purchase option plan (the “Plan”) approved by the Company’s shareholders that allows the Board of Directors to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees, and service providers. The Plan is based on the maximum number of eligible shares equaling 10% of the Company’s outstanding common shares, calculated from time to time.

The exercise price of each share purchase option is set by the Board of Directors at the time of grant but cannot be less than the five-day volume weighted average trading price of the Company’s shares calculated on the day prior to the grant. Share purchase options may have a maximum term of up to five years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. The vesting period for share purchase options is at the discretion of the Board of Directors at the time the options are granted.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2018, 2017 AND 2016 (Expressed in Canadian Dollars, unless otherwise stated)

The following summarizes the changes in the Company’s share purchase options:

Number of options with an exercise price of $0.45	Year ended July 31,
	2018	2017	2016
Options outstanding at beginning of year	–	76,800	82,800
Forfeited during the year	–	–	(6,000)
Expired during the year	–	(76,800)	–
Options outstanding and exercisable at the end of year	–	–	76,800

The weighted average contractual remaining life of the share purchase options outstanding and exercisable at July 31, 2018, was nil (July 31, 2017 – nil, July 31, 2016 – 0.47 years).

(c)	Stock Consolidation

On December 29, 2017, the Company announced consolidation (the “Consolidation”) of its common shares on the basis of one (1) post-Consolidation common share for every ten (10) pre-Consolidation common shares effective on January 2, 2018. The Consolidation was approved by the TSX Venture Exchange (TSX-V), and a related bulletin was issued by TSX-V on December 29, 2017.

6.	Amounts Payable and Other Liabilities

	Year ended July 31,
	2018	2017
Amounts payable	–	$1,323

7.	Convertible debenture

Pursuant to the purchase of the Gnat Property (note 4(b)) in fiscal year 2013, the Company issued an unsecured $650,000 convertible debenture (the “Debenture”) with an original maturity date of October 31, 2013, to the vendor, Bearclaw Capital Corp. (“Bearclaw”), as part of the purchase price. From inception to October 1, 2014, a series of amendments to the Debenture agreement were made, and principal payments totalling $100,000 had been paid.

In January 2016, the Company reached an agreement with Bearclaw Capital Corp. whereby Bearclaw forgave a convertible debenture with an amount owing of $500,000 in exchange of the following consideration:

a)	a cash payment of $29,793 (including accrued interest of $1,438);
b)	200,000 of the Company’s common shares with a fair value of $40,000; and
c)	the transfer of the Gnat Property resulting in a gain on settlement of debenture in the amount of $431,645.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2018, 2017 AND 2016 (Expressed in Canadian Dollars, unless otherwise stated)

8.	Related Party Balances and Transactions

(a)	Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

The Company compensated key management personnel as follows:

	Year ended July 31,
	2018	2017	2016
Short-term employee benefits, including salaries and directors fees	$32,000	$39,000	$94,000

Short-term employee benefits include salaries, director’s fees and amounts paid to HDSI (note 8(b)) for services provided to the Company by certain HDSI personnel who serve as directors or officers of the Company.

(b)	Entities with Significant Influence over the Company

The Company’s management believes that HDSI, a private entity, has the power to participate in the financial or operating policies of the Company. Robert Dickinson is a director of both the Company and HDSI. Michael Lee and Trevor Thomas are officers of the Company and are employees of HDSI.

HDSI provides technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on an as-needed and as-requested basis from the Company. Because of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. Services from HDSI are provided on a non-exclusive basis. The Company is not obligated to acquire any minimum amount of services from HDSI. The value of services received from HDSI is determined based on a charge-out rate for each employee performing the service and for the time spent by the employee. Such charge-out rates are agreed and set annually in advance.

HDSI also incurs third-party costs on behalf of the Company; such third-party costs are reimbursed by the Company to HDSI at cost without any markup and such costs include, for example, directors and officers insurance, travel, conferences, and communication services.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2018, 2017 AND 2016 (Expressed in Canadian Dollars, unless otherwise stated)

Transactions with HDSI parties were as follows:

	Year ended July 31,
	2018	2017	2016
HDSI: Services received based on management services agreement	$72,000	$88,000	$171,000
HDSI: Reimbursement of third party expenses paid	43,000	35,000	42,000
Total	$115,000	$123,000	$213,000

Outstanding balances were as follows:

	July 31, 2018	July 31, 2017
Balance payable to HDSI	$2,916,973	$3,297,165

In January 2016, the Company and HDSI reached a settlement agreement whereby HDSI agreed to forgive the balance due to HDSI in the net amount of $3,086,089 if the Company completes the following:

●	makes a cash payment of $180,207; and
●	issues 600,000 shares

The cash payment of $180,207 has been paid. Completion of the share portion of the settlement agreement with HDSI has been deferred and will occur at a mutually agreed date.

9.	Operating Segments

The Company operates in a single reportable operating segment – the acquisition, exploration and evaluation of mineral property interests. The Company is currently focused on the acquisition and exploration of mineral property interests in Canada. The Company’s only long term asset is located in the USA.

10.	Taxation

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized.

As at July 31, 2018, the Company had unused non-capital loss carry forwards of approximately $5,670,000 (2017 – $5,441,000) in Canada and $48,000 (2017 – $46,000) in the United States.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2018, 2017 AND 2016 (Expressed in Canadian Dollars, unless otherwise stated)

The Company had approximately $4,347,000 (2017 – $4,334,000) of resource tax pools available, which may be used to shelter certain resource income.

Reconciliation of effective tax rate:

Year ended July 31,	2018	2017	2016
Income (loss) for the year	$(234,467)	$(199,953)	$92,549
Income tax expense	–	–	–
Income (loss) net of income tax	$(234,467)	$(199,953)	$92,549

Income tax expense (recovery) using the Company’s domestic tax rate	$(62,000)	$(52,000)	$24,000
Non-deductible (deductible) expenses and other	(2,000)	1,000	(2,000)
Change in deferred tax rates	(92,000)	–	–
Differences in statutory tax rates	(1,000)	–	–
Changes in unrecognized temporary differences	157,000	51,000	(22,000)
Total	$–	$–	$–

The Company’s domestic tax rate during the year ended July 31, 2018 was 26.58% (2017 – 26%; 2016 – 26%) and the effective tax rate was nil (2017 – nil; 2016 – nil).

As at July 31, 2018, the Company had the following balances in respect of which no deferred tax assets had been recognized:

Expiry:	Tax losses	Resource pools	Equipment and other
Within one year	$–	$–	$–
One to five years	–	–	–
After five years	5,718,000	–	82,000
No expiry date	–	4,347,000	114,000
Total	$5,718,000	$4,347,000	$196,000

11.	Financial instruments

Financial assets and liabilities are classified in the fair value hierarchy according to the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement requires judgement and may affect placement within the fair value hierarchy levels. The hierarchy is as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2018, 2017 AND 2016 (Expressed in Canadian Dollars, unless otherwise stated)

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying value of cash, amounts receivable, amounts payable and other liabilities and due to related party approximates fair value due to the short-term nature of the financial instruments. Cash is classified as fair value through profit or loss and measured at fair value using level 1 inputs.

12.	Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(a)	Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and amounts receivable. The Company limits its exposure to credit risk on liquid financial assets by only investing its cash with high-credit quality financial institutions in business and savings accounts. Receivables are due from a government agency.

The carrying value of the Company’s cash and amounts receivable represent the maximum exposure to credit risk.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company does not have sufficient capital in order to meet short-term business requirements, and accordingly is exposed to liquidity risk.

The following obligations existed at July 31, 2018:

	Total	Less than 1 year	1-5 years
Due to related party (note 8)	$2,916,973	$2,916,973	$–
Total	$2,916,973	$2,916,973	$–

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2018, 2017 AND 2016 (Expressed in Canadian Dollars, unless otherwise stated)

The following obligations existed at July 31, 2017:

	Total	Less than 1 year	1-5 years
Amounts payable and other liabilities (note 6)	$1,323	$1,323	$–
Due to related party (note 8)	3,297,165	3,297,165	–
Total	$3,298,488	$3,298,488	$–

The Company is exposed to liquidity risk.

(c)	Interest rate risk

The Company’s exposure to interest rate risk arises from the interest rate impact on cash. The Company’s practice has been to invest cash at floating rates of interest, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss because of a decrease in the fair value of any demand bank investment certificates included in cash as they are generally held with large financial institutions.

The Company from time to time has debt instruments and is exposed to risk in the event of interest rate fluctuations. The Company has not entered into any interest rate swaps or other financial arrangements that mitigate the exposure to interest rate fluctuations.

(d)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The Company is not subject to significant market risk.

(e)	Capital management objectives

The Company’s primary objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can continue to potentially provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders’ deficiency as capital. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company’s investment policy is to invest its cash in highly liquid short–term interest–bearing investments having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company’s approach to capital management during the year ended July 31, 2018.

The Company is not subject to any externally imposed equity requirements.